

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2013

<u>Via E-mail</u>
Mr. A. John Sprovieri
President and CEO
Auscrete Corporation
504 East First Street
Rufus, OR 97050

> **Re: Auscrete Corporation**
> **Form 8-K Item 4.01**
> **Filed September 25, 2013**
> **File No. 1-35923**

Dear Mr. Sprovieri:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. Please revise the cover page of your filing to include the correct File Number.

2. We note your disclosure that Anton and Chia, LLP, was "replacing" Lenning and Company, Inc. as your accountants. Please amend your filing to state whether the former accountants resigned, declined to stand for re-election or were dismissed. Refer to Item 304(a)(1)(i) of Regulation S-K.

3. We note the disclosure in the third paragraph that for the past two fiscal years through August 1, 2012, there were no disagreements with Lenning and Company, Inc. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. Your disclosure should follow the language in Item 304(a)(1)(iv) of Regulation S-K and state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of change in accountants there were any disagreements with the former accountant on any matter of accounting principles or practices, etc. Please revise accordingly.

4. Item 304 of Regulation S-K describes the disclosure requirements of the Item 4.01 Form 8-K. In order for the former accountants to file the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. The accountants confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K. Therefore, please obtain and file an Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

5. Please note the information required to be filed by Item 4.01 of Form 8-K should have been filed within four days of the date of the change in accountant, and therefore, the Company is not considered a "timely" filer and is not eligible to use Form S-3 until a sufficient history of making timely filings is established. For specific consideration of this matter, please contact Corporation Finance's Office of Chief Counsel.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant